BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.



Deloitte & Touche LLP
30 Rockefeller Center
New York, NY 10112-
0015 USA
Tel: 1 212 429 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Advisory Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P and subsidiaries (the "Partnership") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

New York, NY
February 28, 2020

We have served as the Partnership's auditor since 1989.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	164,377
Accounts receivable		29,793
Due from affiliates		1,392,307
Right-of-Use Assets		4,466
Other assets		16,155
TOTAL ASSETS	$	1,607,098

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	750,536
Due to limited partners		34,819
Accounts payable and accrued expenses		120,076
Accrued compensation and benefits		117,586
Operating Lease Liabilities		4,524
Total liabilities		1,027,541
Redeemable Non-Controlling Interests in Consolidating Entity		22,000

PARTNERS' CAPITAL

General Partner	$	5,546
Limited Partner		549,157
Non-controlling interests in consolidated entity		2,854
Total partners' capital		557,557
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,607,098

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BAP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group Inc. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BAP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BAP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ materially from the estimates included in the consolidated financial statement.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated financial statement of the Partnership includes Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. The short-term, highly liquid investments would be classified as Level I within the fair value hierarchy.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable, including advisory fee receivables from affiliates. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability. As of January 1, 2019, the opening balance for accounts receivable was $31.0M.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership. There was no Allowance for Doubtful Accounts as of December 31, 2019.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Management and Advisory Fees, Net – Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Incentive Fees – Accrued but unpaid Incentive Fees charged directly to investors in Blackstone Funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2019, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Redeemable Non-Controlling Interests in Consolidated Entity

Redeemable Non-controlling interests in consolidated entity represent the redeemable interest held by non-consolidated entities in Harvest Fund Holdco L.P. As of December 31, 2019 the interest totaled $22.0 million.

Income Taxes

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Leases

The Partnership determines if an arrangement is a lease at inception of the arrangement. The Partnership primarily enters into operating leases, as the lessee, for office space. Operating leases are included in Right-of-Use ("ROU") Assets and Operating Lease Liabilities on our Consolidated Statement of Financial Condition. ROU Assets and Operating Lease Liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Partnership determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate the lease which are included in the ROU Assets and Operating Lease Liability when they are reasonably certain of exercise.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

Certain leases include lease and nonlease components, which are accounted for as one single lease component. Occupancy lease agreements, in addition to contractual rent payments, generally include additional payments for certain costs incurred by the landlord, such as building expenses and utilities. To the extent these are fixed or determinable, they are included as part of the minimum lease payments used to measure the Operating Lease Liability. Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are expensed when incurred as variable lease expense.

Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated Statement of Financial Condition. The Partnership recognizes lease expense for these leases on a straight-line basis over the lease term.

Recent Accounting Developments

In February 2016, the FASB issued amended guidance on the accounting for leases. The new guidance was effective for the Partnership beginning January 1, 2019 and the Partnership elected to apply the guidance to each lease that had commenced as of the adoption date. The Partnership also elected a package of practical expedients which resulted in no requirement to reassess (a) whether any expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases and (c) the recognition requirements for initial direct costs for any existing leases. The Partnership also elected a practical expedient to account for lease and nonlease components as a single lease component. Short-term leases, which have a stated lease term of twelve months or less, have been excluded from the Operating Lease Liability and ROU Assets as a result of a policy election made by the Partnership.

The guidance requires the recognition of lease assets and lease liabilities for those leases previously classified as operating leases and it retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are similar, but not identical to, to the classification criteria for distinguishing between capital leases and operating leases under previous GAAP. For operating leases, a lessee is required to do the following: (a) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the Consolidated Statement of Financial Condition and (b) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. Upon adoption of the new guidance, The Partnership recognized Operating Lease Liabilities of $5.7 million and corresponding ROU Assets of $5.6 million on the Consolidated Statement of Financial Condition. These amounts were calculated as the present value of remaining lease payments on existing leases as of January 1, 2019, discounted using an incremental borrowing rate for each lease as of the adoption date.

In June 2016, the FASB issued amended guidance on how to measure credit losses for most financial assets. The guidance requires entities to recognize their estimate of lifetime expected credit losses based on reasonable and supportable forecasts, current conditions, and historical experience. The guidance is effective for the Partnership on January 1, 2020 and requires a modified retrospective transition method that will result in a cumulative-effect adjustment in retained earnings upon adoption. The Partnership does not expect the amended guidance to have a material impact on the the Consolidated Statement of Financial Condition.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

3.   RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from Affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to Affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2019, the amounts due to and from affiliates are as follows:

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

Due from Affiliates

Due from Portfolio Companies and Blackstone Funds	$	735,442
Due from FinCo		570,711
Due from Non-Consolidated Entities		85,584
Due from BASP		570
	$	1,392,307

Due to Affiliates

Due to BASP	$	563,808
Due to Non-Consolidated Entities		153,875
Due to Portfolio Companies and Blackstone Funds		22,275
Due to FinCo		10,578
	$	750,536

Subadvisory Fees

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The significant temporary difference results from the timing of recognition of certain management fee reductions resulting in a deferred tax liability.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. ("BAAM") file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2019, the federal income tax returns filed for 2016 through 2018 are open under the statute of limitations and therefore subject to examination. State and local income tax returns filed for 2015 through 2018 are generally open under statute and subject to examination. Consents to extend the period of limitation for assessment of the City of New York Unincorporated Business Tax have been signed for Blackstone Holdings I L.P. and BAAM, so the years 2009 through 2018 are open and subject to examination.

The City of New York ("NYC") is examining tax returns filed by BAAM for the years 2009 through 2014. Issues are under discussion for which BAAM has recorded an unrecognized tax benefit of $0.5

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

million and accrued interest expense of $0.5 million. The NYC audit for the years 2007 through 2008 has been settled resulting in a payment of tax of $0.8 million and interest of $1 million. Unrecognized tax benefit of $1 million and accrued interest expense of $1.4 million that had been recorded for this audit have been reversed.

Any unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition.

5.   CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no specific concentration as of December 31, 2019.

6.   PARTNERS' CAPITAL

During the year ended December 31, 2019, the Partnership distributed partners' capital to Blackstone in the amount of $714.5 million.

7.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Partnership's ratio of aggregate indebtedness to net capital was 0.009 to 1 and its net capital of $122.4 million was $122.3 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8.   DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

9.   COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

In December 2017, a purported derivative suit (Mayberry v. KKR & Co., L.P., et al.) was filed in the Commonwealth of Kentucky Franklin County Circuit Court on behalf of the Kentucky Retirement System ("KRS") by eight of its members and beneficiaries alleging various breaches of fiduciary duty and other violations of Kentucky state law in connection with KRS's investment in three hedge funds of funds, including a fund managed by BAAM. The suit names more than 30 defendants, including The Blackstone Group L.P.; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-President and CEO of the Hedge Fund Solutions Group, Vice Chairman of Blackstone and CEO of Blackstone Alternative Asset Management (together with BAAM, the "Blackstone Defendants"). Aside from the Blackstone Defendants, the action also names current and former KRS trustees and former KRS officers and various other service providers to KRS and their related persons.

The plaintiffs filed an amended complaint in January 2018. In November 2018, the Circuit Court granted one defendant's motion to dismiss and denied all other defendants' motions to dismiss, including those of the Blackstone Defendants. In January 2019, certain of the KRS trustee and officer defendants noticed appeals from the denial of the motions to dismiss to the Kentucky Court of Appeals, and also filed a motion to stay the Mayberry proceedings in Circuit Court pending the outcome of those appeals. In addition, several defendants, including Blackstone and BAAM, filed petitions in the Kentucky Court of Appeals for a writ of prohibition against the ongoing Mayberry proceedings on the ground that the plaintiffs lack standing. In April 2019, the KRS trustee and officer defendants' appeals were transferred to the Kentucky Supreme Court.

On April 23, 2019, the Kentucky Court of Appeals granted the Blackstone Defendants' petition for a writ of prohibition and vacated the Circuit Court's November 30, 2018 Opinion and Order denying the motion to dismiss for lack of standing. On April 24, 2019, the Mayberry Plaintiffs filed a notice of appeal of that order to the Kentucky Supreme Court. The Kentucky Supreme Court heard oral argument on the appeal on October 24, 2019.

The Partnership believes that this suit is totally without merit and intends to defend it vigorously.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019**

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the consolidated financial statement was issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated financial statement.

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